Exhibit 12.2

ASSURANT, INC.

Computation of Other Ratios as of December 31, 2012

($ in thousands)

Debt to Total Capitalization Ratio: is defined as Consolidated Total Debt, divided by Consolidated Capitalization. Consolidated Capitalization is the sum of Consolidated Total Debt and Consolidated Adjusted Net Worth. Consolidated Debt is the sum of the GAAP balance sheet amount of certain liabilities including obligations of the Company for borrowed money as well as certain contingent liabilities such as the face amount of Letters of Credit issued for the account of the Company. Consolidated Adjusted Net Worth is defined as Stockholders Equity excluding Accumulated Other Comprehensive Income plus certain obligations from Hybrid Securities (including Mandatorily Redeemable Preferred Stock) up to an amount not to exceed 15% of Consolidated Capitalization. Obligations from Hybrid Securities that exceed 15% of total Consolidated Capitalization are included in Consolidated Total Debt.

i)	Maximum Debt to Total Capitalization Ratio is 35%

Consolidated Total Debt
Debt (1)	$972,399
Letters of Credit Outstanding (2)	5,019

Consolidated Total Debt	$977,418

Consolidated Adjusted Net Worth
Total Stockholders’ Equity (3)	$4,507,949

Consolidated Adjusted Net Worth (4)	$4,507,949

Consolidated Capitalization
Consolidated Total Debt	$977,418
Consolidated Adjusted Net Worth	4,507,949

Consolidated Capitalization	$5,485,367

Debt to Total Capitalization Ratio = Cons. Total Debt / Cons. Capitalization	18%	<	35%

(1)	Includes fixed obligations for deferred purchase price of acquisitions, if any.
(2)	Excludes Letters of Credit for Insurance Regulatory Purposes.
(3)	Excludes effects of Accumulated Other Comprehensive Income.
(4)	For purposes of determining Consolidated Adjusted Net Worth at any time after December 31, 2011, any reduction in stockholders’ equity as of December 31, 2011 resulting from the retrospective adoption by the Company of ASU No. 2010-26 shall be disregarded.

ii)	Minimum Consolidated Adjusted Net Worth: is defined as $3,146,292 (The Minimum Consolidated Net Worth at the inception of the Credit Agreement) plus 50% of Consolidated Net Income* for each Fiscal Quarter (beginning with the Fiscal Quarter ending after June 30, 2011) for which Consolidated Net Income is a positive amount plus 50% of any net proceeds received by the Company from any capital contribution to or issuance of any Capital Stock after June 30, 2011.

Consolidated Adjusted Net Worth	$4,507,949
Minimum Consolidated Adjusted Net Worth
Minimum Consolidated Adjusted Net Worth at inception of Credit Agreement			$3,146,292
50% of Consolidated Net Income for each Fiscal Quarter (beginning with the Fiscal Quarter ending after June 30, 2011) for which Consolidated Net Income is a positive amount			360,972
Cumulative net proceeds from Company Employee Stock Purchase Plan			5,172

Total Minimum Consolidated Adjusted Net Worth (compared to Actual)	$4,507,949	>	$3,512,436

*	Consolidated Net Income means net income, less income earned by subsidiaries before they were merged in or consolidated, less after-tax gains/losses attributable to returned surplus assets of any Pension Plan, and excluding net extraordinary gains/losses. The addition for each fiscal quarter is floored at zero.

Other Ratios: Certain tables contained in this report, particularly in the “Item 1—Business” and “Item 7: Management’s Discussion and Analysis” sections of this report, present the loss ratios, expense ratios and/or combined ratios of our business segments for the period covered by this report. The applicable footnotes to these tables, which describe how these ratios are computed, are incorporated by reference into this exhibit.